

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2013

<u>Via E-mail</u>
Mr. Michael Rhodes
Chief Executive Officer
Allerayde SAB, Inc.
1 Meadow Road, New Balderton, Newark
Nottinghamshire, UK NG243BP

  Re: **Allerayde SAB, Inc.**
     Form 8-K Item 4.01
     Filed May 14, 2013
     File No. 333-157565

Dear Mr. Rhodes:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

1. You state in the third paragraph "The Company's consolidated financial statements since inception through the fiscal years ended December 31, 2011 and 2012 were audited by BPC's report on our financial statements for the most recent fiscal year did not contain an adverse opinion, a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles." Please revise your filing accordingly to address the following comments:
   - Your disclosure should follow the language in Item 304(a)(1)(ii) of Regulation S-K and state whether BPC's report on your consolidated financial statements for either of the past two fiscal years ended December 31, 2011 and 2012 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles.
   - Disclose, if true, that BPC's reports included a going concern paragraph. In this regard, we note their report on page F-1 of your December 31, 2012 Form 10-K filed May 7, 2013.

2. To the extent that you make changes to the Form 8-K/A to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant